Exhibit 4.1
[FACE OF SECURITY]

No. 2	50,000,000 NIS
6% Series A Convertible Bonds due November 30, 2009
          TOPSPIN MEDICAL, INC., a Delaware corporation, promises to pay to the Registration Company of Bank Hapaolim Ltd., or its registered assigns, as the record holder, the principal sum of 50,000,000 NIS on November 30, 2009.

Annual Interest Payment Date:	November 30
Record Date:	November 18
1.	The Series A Convertible Bonds issued under this Certificate are convertible into shares of TopSpin Medical, Inc. common stock, par value $0.001.

2.	The principal and interest payments payable on the Series A Convertible Bonds will be adjusted according to the Israeli Consumer Price Index for October 2006, as published on November 15, 2006.

3.	The Series A Convertible Bonds are subject to the terms and conditions set forth in the overleaf conditions on the opposite side of this Certificate.

4.	Each Series A Convertible Bond will have equal standing with respect to security (pari passu) with every other Series A Convertible Bond and will not hold senior or preferential rights over any other Series A Convertible Bond.

5.	The Series A Convertible Bonds have been issued with original issue discount at a purchase price equal to 95% of the nominal value of the Convertible Bonds which represents the difference between its stated redemption price at maturity (the sum of all payments to be made on the Convertible Bonds other than interest and indexation differentials) and its issue price.
IN WITNESS WHEREOF, the parties have caused this instrument to be duly executed.

TOPSPIN MEDICAL, INC.

By:	/s/ Erez Golan	By:	/s/ Eyal Kolka

Name:	Erez Golan	Name:	Eyal Kolka
Title:	Chief Executive Officer	Title:	Chief Financial Officer and Secretary

WILMINGTON TRUST COMPANY’S CERTIFICATE OF AUTHENTICATION	WILMINGTON TRUST COMPANY,
as Authenticating Agent certifies that this is one of Convertible Bonds referred to in the Indenture.
Dated: July 10, 2007

By: /s/ Geoffrey J. Lewis

Authorized Signatory

THIS CONVERTIBLE BOND CERTIFICATE IS ONE OF A DULY AUTHORIZED ISSUE OF CONVERTIBLE BOND CERTIFICATES OF TOPSPIN MEDICAL, INC., DESIGNATED AS ITS SERIES A CONVERTIBLE BONDS, ALL ISSUED UNDER THE INDENTURE DATED AS OF JULY 10, 2007 BETWEEN TOPSPIN MEDICAL, INC., WILMINGTON TRUST COMPANY, AS INDENTURE TRUSTEE AND ZIV HAFT TRUSTS COMPANY, LTD., AS CO-TRUSTEE, TO WHICH INDENTURE AND ALL INDENTURES SUPPLEMENTAL THERETO REFERENCE IS HEREBY MADE FOR A STATEMENT OF THE RESPECTIVE RIGHTS AND OBLIGATIONS THEREUNDER OF TOPSPIN MEDICAL, INC., THE INDENTURE TRUSTEE , THE CO-TRUSTEE AND THE BONDHOLDERS. THE SERIES A CONVERTIBLE BONDS ARE SUBJECT TO ALL TERMS OF THE INDENTURE. CAPITALIZED BUT UNDEFINED TERMS SHALL HAVE THE MEANINGS SET FORTH IN THE INDENTURE.
THE CONVERTIBLE BOND EVIDENCED HEREBY AND THE COMMON SHARES ISSUABLE UPON CONVERSION THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD IN THE ABSENCE OF A REGISTRATION STATEMENT OR AN EXEMPTION FROM SUCH REGISTRATION WITH RESPECT TO THE SECURITIES SO OFFERED OR SOLD IN EFFECT UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL (SATISFACTORY IN FORM AND SUBSTANCE TO THE ISSUER) THAT SUCH REGISTRATION IS NOT REQUIRED. HEDGING TRANSACTIONS INVOLVING THIS CONVERTIBLE BOND MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.
THIS CONVERTIBLE BOND IS A CONTINGENT PAYMENT DEBT INSTRUMENT AS DEFINED IN TREASURY REGULATION SECTION 1.1275-4(a) AND INTEREST IS TAKEN INTO ACCOUNT FOR TAX PURPOSES UNDER THE METHOD FOR DEBT INSTRUMENTS NOT SUBJECT TO THE NONCONTINGENT BOND METHOD AS PROVIDED IN TREASURY REGULATION SECTION 1.1275-4(C). PLEASE CONTACT EYAL KOLKA, CFO OF THE ISSUER, AT 972-8-9259002 FOR THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NONCONTINGENT COMPONENT OF THE INSTRUMENT AND FOR THE AMOUNT OF INTEREST AND PRINCIPAL ON ANY CONTINGENT PAYMENTS MADE ON THIS INSTRUMENT.

[REVERSE OF SECURITY]
OVERLEAF CONDITIONS
6% Series A Bond due November 30, 2009
General Terms of the Convertible Bonds
1.	Principal. The Series A Convertible Bonds (the “Convertible Bonds”) mature on November 30, 2009, at which time TopSpin Medical, Inc. (the “Issuer”) must make a single payment in cash of all Outstanding principal.

2.	Interest. The Convertible Bonds bear an annual interest rate of 6%, to be calculated on the basis of 365 days per year and paid once per year on November 30, 2007 through November 30, 2009 inclusively. In addition, the annual interest rate for the period from November 23, 2006 until November 30, 2007 will be increased by one and three quarters percent (1.75%). The first interest payment will be made on November 30, 2007 for the period beginning on November 23, 2006; accordingly, the first interest payment will be at a rate of 7.8986%. The last interest payment will be made on November 30, 2009, together with the payment of Outstanding principal, upon surrender of the Convertible Bond certificate to the Issuer.

3.	Linkage to Consumer Price Index. The principal and interest amounts payable on the Convertible Bonds are linked to the Israeli Consumer Price Index (as published by the Central Bureau of Statistics and Economic Research in Israel). If, on the date of payment of any interest or principal, the Consumer Price Index on that date is higher than the Basic Index, then the Issuer must pay an increased amount on the principal or interest according to the same ratio as the change in the Consumer Price Index on the date of payment over the Basic Index and if the Consumer Price Index on that date is lower than the Basic Index, then the interest or principal payment will not be adjusted.
a.	The Consumer Price Index means the Israeli Consumer Price Index, including vegetables and fruits, as published by the Central Bureau of Statistics and Economic Research in Israel, including the said index even if published by another official entry or organization, and also including any other official index superseding it, regardless of whether or not based on the same data as the current index. If superseded by another index published by such entity or organization and that entity or organization has not determined the ratio between the new and old index, the said ration shall be determined by the Central Bureau of Statistics and, in the absence of such ratio, the determination shall be made in consultation with economists to be elected by it as the ratio between the two indices.

b.	Basic Index means the Consumer Price Index for October 2006, as published on November 15, 2006.
4.	Tax. The lawful tax will be deducted from each payment of interest.

5.	Conversion. The Convertible Bonds may be converted into shares of the Issuer’s common stock, par value $0.001 (“Common Stock”), on any day on which the TASE is open for trading (“trading day”) after the listing of the Convertible Bonds on the TASE until November 14, 2009, inclusively, except that the Convertible Bonds may not be converted between November 15 and

November 30 of each year of 2007 and 2008 inclusively. The Convertible Bonds may not, in any circumstances, be converted into shares of Common Stock prior to the listing of the Convertible Bonds for trade on the TASE. The Convertible Bonds may not be converted into shares of Common Stock before the listing of the Convertible Bonds for trade on the TASE.

6.	Surety. The Convertible Bonds shall have the same surety level between one another with regard to the liabilities of the Issuer and no Convertible Bond will take priority or preference over another Convertible Bond.

7.	Amounts Paid as Purchase Price. The amounts paid by the Bondholders in consideration for the receipt of the Convertible Bonds shall be held in accordance with the Indenture and transferred to the Issuer after such time that the Convertible Bonds have been listed for trade on the TASE.

8.	Definitions. Terms not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture.
Mandatory Conversion
1.	Timing. At any time after completion of thirty (30) trading days from the date of the Private Placement and subject to the completion of the listing of the Convertible Bonds for trade on the TASE and subject to the occurrence of the one of the conditions stipulated below, and until November 30, 2009, inclusively, the Issuer may, in its sole discretion, require the Bondholders to make a mandatory conversion of the Convertible Bonds into shares of Common Stock.

2.	Notice. A notice of any mandatory conversion must be published at least thirty (30) days and no more than forty-five (45) days prior to the conduct of a mandatory conversion and also must be given to the Israeli Securities Authority and the TASE.

3.	Conditions Required to Affect a Mandatory Conversion. The Bondholders may only be compelled to make a mandatory conversion of the Convertible Bonds into shares of Common Stock after the occurrence of one of two circumstances.

First, the Bondholders may be compelled to convert the Convertible Bonds into shares of Common Stock if the weighted average of the closing price of the shares of the Common Stock on the TASE over the previous thirty (30) trading days prior to the issuance of the notice of mandatory conversion was above 1.00 NIS per share. The weighted average share price is obtained by dividing, (i) the product of the closing price of the shares of the Common Stock, as reported by the TASE, and the trading volume in NIS for each of the last thirty (30) trading days by (ii) the total trading volume in NIS on the TASE during the last thirty (30) trading days. For example, the weighted average share price shall be calculated as follows (the following description is intended solely as an example and no conclusions should be derived from it with regard to the expected or assumed share price as of the conversion date): If there were 5 different prices on the TASE over the previous thirty (30) trading days (each of them prevailing for six days): (1) 1.00 NIS (trading volume—1,000,000 NIS), (2) 1.1 NIS (trading volume—2,000,000 NIS), (3) 1.2 NIS (trading volume—1,500,000 NIS), (4) 1.3 NIS (trading volume—2,500,000 NIS), and (5) 1.4 NIS (trading volume—1,000,000 NIS), then the calculation would be made as follows: 1.00 NIS times 1,000,000 NIS times 6, plus 1.1 NIS times 2,000,000 NIS times 6, plus 1.2 NIS times 1,500,000 NIS times 6, plus 1.3 NIS times 2,500,000 NIS times 6, plus 1.4 NIS times 1,000,000 NIS times 6. This calculation totals 57,900,000. The total trading volume on the thirty (30) trading days was 48,000,000 NIS (1,000,000 NIS times 6, plus 2,000,000 NIS times 6, plus 1,500,000 NIS times 6, plus 2,500,000 NIS times 6, plus 1,000,000 NIS times 6). Thus, the weighted average share price equals 1.206 NIS (57,900,000 divided by 48,000,000 NIS).

Second, the Bondholders may also be compelled to convert the Convertible Bonds into shares of Common Stock if the total accumulated revenues from the sale of the Issuer’s products, as reported in the Issuer’s quarterly or annual financial statements, equals or exceeds 15,000,000 NIS. The Issuer may require a mandatory conversion under this second circumstance starting from the later of two times: (1) the date of the achievement of the 15,000,000 NIS target or (2) May 31, 2008, the later of these two times being referred to as the start of revenues-triggered conversion. The latest date that the mandatory conversion may occur in this second circumstance is four (4) months after the start of revenues-triggered conversion.

4.	Mandatory Conversion Rate. The number of shares of Common Stock that each Bondholder shall be entitled to receive upon the occurrence of a mandatory conversion is dependent upon the mandatory conversion rate and the circumstances under which the Issuer became entitled to effect a mandatory conversion. If the Issuer is entitled to affect a mandatory conversion because the weighted average of the closing price of its Common Stock exceeded 1.00 NIS per share, then each Bondholder will receive one share of Common Stock for every 0.84 NIS held in Convertible Bonds. If the Issuer is entitled to effect a mandatory conversion because the total accumulated revenues from the sale of the Issuer’s products has equaled or exceeded 15,000,000 NIS, then the number of shares of Common Stock into which the Convertible Bonds will convert will be determined by dividing (1) the amount in NIS in Convertible Bonds held by the Bondholder by (2) the weighted average share price, as noted above, less 10%. If the conversion rate exceeds the closing price of the Issuer’s Common Stock, as reported by the TASE, on the trading day immediately preceding the notification of mandatory conversion, however, the Issuer will not be entitled to affect the mandatory conversion on that date. Also, in no event, may the conversion rate be greater than 0.84 per share of Common Stock.

5.	Notification regarding Mandatory Conversion. At least thirty (30) and no more than forty-five (45) days prior to the date of performance of a mandatory conversion, the Issuer must issue an Immediate Report to notify the TASE, the Israeli Securities Authority and the Trustees of the mandatory conversion. The notice must contain the following information: (a) the date of the satisfaction of the condition that entitled the Issuer to affect the mandatory conversion, (b) the date of the mandatory conversion, (c) the record date for the mandatory conversion, (d) the applicable mandatory conversion rate and (e) the background regarding the satisfaction of the condition that entitled the Issuer to affect the mandatory conversion. This notice must be signed by the Chief Executive Officer of the Issuer.

6.	Additional Provision. No Bondholder will be entitled to collect any interest payments on any Convertible Bonds converted into shares of Common Stock pursuant to a mandatory conversion prior to the record date entitling such interest payments.
Voluntary Conversion
1.	Conversion Period. Beginning on the date that the Convertible Bonds are listed for trade on the TASE, the Convertible Bonds may be converted into shares of Common Stock at the option of the Bondholder. The conversion exercise period ends on November 14, 2009 inclusively, except that no conversions may occur during the periods from November 15-30, 2007, inclusively, or November l5-30, 2008, inclusively.

2.	Conversion Rate. Every 0.84 NIS of principal amount of Convertible Bonds held by a Bondholder may be voluntarily converted into one (1) share of Common Stock, subject to certain adjustments. The adjustments relevant to the conversion of the Convertible Bonds are:

(a) if, prior to the end of the conversion period and prior to the conversion of the Convertible Bonds, the Issuer sets a record date for the payment of share dividends on the Issuer’s Common Stock, the conversion rate will increase, such that the Bondholders, upon conversion, will be entitled to receive the shares that each originally would have received upon conversion and additional dividend shares. The dividend shares to be received upon conversion will have equal rights to all other shares of the Issuer’s Common Stock. The conversion rate will not increase in the event of any offerings of the Issuer’s Common Stock other than through the issuance of stock dividends or pursuant to a rights offering as described in subsection (b) below. In addition, no Bondholder will be entitled to receive fractional shares due to the issuance of stock dividends. The provisions in section (3) below will apply. The adjustment of the conversion ratio due to the payment of stock dividends is non-modifiable by the Bondholders, the Trustees or the Issuer.

(b) if, prior to the end of the conversion period and prior to the conversion of the Convertible Bonds, the Issuer’s common stockholders are offered securities of any kind through a rights offering that reflects a benefit to the common stockholders and for which the record date is prior to the end of the conversion period, then the conversion rate will increase such that the Bondholders, upon conversion, will be entitled to receive an increased number of shares of Common Stock. The new conversion rate will be (i) the original conversion rate multiplied by (ii) the ratio between the closing price of the Issuer’s shares of Common Stock on the record date of the rights offering and the opening price of the Issuer’s shares of Common Stock on the first day after the record date, which is known as the ex. date; and

(c) if, prior to the end of the conversion period and prior to the conversion of the Convertible Bonds, the Issuer distributes a cash dividend, then, then the conversion rate will increase such that the Bondholders, upon conversion, will be entitled to receive an increased number of shares of Common Stock. The new conversion rate will be (i) the original conversion rate multiplied by (ii) the ratio between the closing price of the Issuer’s shares of Common Stock on the record date for the cash dividend and the opening price of the Issuer’s shares of Common Stock on the first day after the record date, which is known as the ex. date. The Issuer must give notice of the adjusted conversion rate no later than the ex. date.

3.	Fractional Shares. A Bondholder does not have any rights to receive fractional shares upon conversion. A trustee will be designated by the Issuer for the purpose of selling such fractional shares and distributing the proceeds from such sales to the Bondholders that would otherwise have received fractional shares upon conversion. After the number of fractional shares owed to Bondholders has accumulated to a number of shares of Common Stock that would be sufficient for trade on the TASE, taking into account the costs associated with the transaction, then within thirty (30) days after such accumulation, the trustee appointed for such purpose will sell the shares on the TASE. The proceeds of such sale must be distributed to the Bondholders that otherwise would have received fractional shares within fourteen (14) days after the sale. In no case, however, will a check of less than 50.00 NIS be sent to the former Bondholder and such amounts less than 50.00 NIS may be obtained at the Issuer’s registered office.

4.	Procedure for Voluntary Conversion. To affect a voluntary conversion, a Bondholder must submit a Notification of Conversion which consists of (1) a written request for conversion, on a form to be determined by the Issuer and (2) the certificate evidencing ownership of the Convertible Bonds to be converted. A Notification of Conversion may request the conversion of more than one Convertible Bond certificate. Such Notification of Conversion must be delivered to the Issuer at its registered office directly or through a member of the TASE. The notification form may be obtained from the Issuer’s registered office. If the Bondholder elects to convert only a portion of the principal of the Convertible Bonds held by it into shares of Common Stock, then the Bondholder must first split the certificate evidencing its Convertible Bonds into multiple certificates, according to the provisions noted below, such that a whole certificate may then be converted into shares of Common Stock. The date of conversion will be the day that the TASE Clearing House receives notification from a member of the TASE that the conversion request has met all conditions specified. Within one Business Day from the date of conversion, the Issuer must issue certificates evidencing shares of Common Stock to be received by the converting Bondholder. The Issuer will then proceed to list such shares for trade on the TASE.

If the Bondholder does not meet all conditions for conversion of the Convertible Bonds, then the Notification of Conversion will be null and void and the certificates evidencing the Convertible Bonds will be returned to the Bondholder. A Notification of Conversion may not be cancelled or modified once submitted to the Issuer.

5.	Timetable for Conversion. The exact timing of the conversion of a Convertible Bond is determined by the TASE Clearing House’s procedural guidelines.

6.	Effect of Conversion. The holders of shares of Common Stock received through conversion of the Convertible Bonds will be entitled to receive full dividends or other distributions for any date that is on or after the date of conversion. The shares of Common Stock received upon conversion will hold equal rights in all respects to other shares of Common Stock in existence at the time of the conversion. The Convertible Bonds which have been converted into shares of Common Stock will be null and void retroactively from the date of conversion and will be removed from circulation on the date of conversion.

7.	Obligations during Conversion Period. Until such time as all Convertible Bonds have been converted into shares of Common Stock, the following provisions will apply:

a. The Issuer must reserve a sufficient number of shares of Common Stock to permit the conversion of all Outstanding Convertible Bonds into shares of Common Stock. If necessary the Issuer will increase the number of shares of Common Stock in its authorized capital to permit the conversion of the Convertible Bonds.

b. If the Issuer increases or decreases the par value of its shares of Common Stock then the Issuer will reserve more or less, as the case may be, shares of its authorized Common Stock to permit the conversion of the Convertible Bonds.

c. The Issuer must make available a copy of all periodic and intermediate financial reports to the Bondholders at its registered office during normal work hours on any business day. Any Bondholder that submits a written request will be sent a copy of such periodic and intermediate financial reports.

d. Within ten (10) days of any adjustment to the conversion rate or number of shares of Common Stock to be received by the Bondholders upon conversion, the Issuer must publish a notification in two Israeli daily newspapers in wide circulation in Hebrew containing information about the (i) the conversion period, (ii) the conversion rate and (iii) the number of shares of Common Stock that the Bondholders are entitled to receive as a result of a conversion.

e. No later than three (3) weeks and no earlier than four (4) weeks prior to the end of the conversion period, the Issuer must publish a notification in two Israeli daily newspapers in wide circulation in Hebrew and must deliver by registered to mail to each Bondholder and the Trustees, a notification containing information about the (i) the conversion period, (ii) the conversion rate and (iii) the number of shares of Common Stock that the Bondholders are entitled to receive as a result of a conversion, including any bonus shares to which the Bondholders are entitled. The Bondholders entitled to such notification are the Bondholders listed in the Register one (1) month prior to the end of the conversion period.

f. The Issuer may not distribute a share dividend or a cash dividend to its common stockholders and may not offer any additional rights that confer a benefit to the common stockholders unless the record date for receiving such dividends or rights is at least ten (10) business days after the publication of the Issuer’s notification concerning such distribution.

g. The Issuer will refrain from any action, including through the issuance of stock dividends, which would reduce the conversion rate to less than the par value of its Common Stock.
Early Redemption
1.	Circumstances Requiring Early Redemption. After the time that the Convertible Bonds have been listed for trade on the TASE, if the market value of the Convertible Bonds falls below the minimum amount necessary according to the TASE regulations for such a security to be traded on that exchange, and the TASE decides to remove the Convertible Bonds from listing on the TASE, then the Issuer will announce an early redemption of the Convertible Bonds.

2.	Notice. The Issuer must provide notice of the early redemption to Bondholders through the publication in two Israeli newspapers in Hebrew and through registered mail to all registered Bondholders and the Trustees. This notice must be published and sent by registered mail no later than forty-five (45) days after the decision of the TASE to de-list the applicable Issuer security. The date of the early redemption must be no earlier than thirty (30) days and no later than forty-five (45) days after the publication of the notice in the Israeli newspapers.

3.	Payments to Bondholders. All Bondholders who wish to participate in the early redemption will receive payment for the balance of the principal of their Convertible Bonds, plus indexation differentials according to the Consumer Price Index, and the interest accrued on the principal through the date of the redemption. The interest, which is based upon a 365 day year, will be calculated proportionally from the date for which interest was last paid until the date of the early redemption. No interest will be paid to redeeming Bondholders for any period following the date of the early redemption.

4.	Conversion and Redemption Privileges. An early redemption will not prejudice the conversion privileges and/or redemption of the Convertible Bonds that do not participate in the early redemption. Such non-participating Convertible Bonds, however, will no longer be traded on the TASE.

5.	Early Redemption for Failure to List. If the Convertible Bonds are not listed for trade on the TASE by September 23, 2007, the Convertible Bonds will not be convertible into Common Stock and will be subject to a mandatory early redemption. In such event, the Issuer must inform the Bondholders and the Trustees within one (1) Business Day after September 23, 2007 that the early redemption will occur on the first business day which is seventeen (17) days after the date of such notification. The Issuer must then repay the Outstanding principal of the Convertible Bonds to the Bondholders, as linked to the Consumer Price Index. In addition, the Issuer must pay interest equal to 11.67% for the period from November 23, 2006 through the date of repayment. The Issuer must notify by an Immediate Report to the Israeli Securities Authority and to the TASE of the exact interest rate and the final date of payment.
Payments to Bondholders
1.	Method of Payment. Any interest payments on the Convertible Bonds will be paid to the Bondholders whose names are registered in the Convertible Bond Register at the end of the day on the 18th of November in each year preceding the due date of a payment on the Convertible Bonds (the “Determining Date”). Notwithstanding the aforesaid, the last interest payment (i.e., the interest payment due on November 30, 2009) and the principal payment due on November 30, 2009 will be made against surrender of the Convertible Bond certificates to the Issuer at its registered office or at any other place which has been announced by the Issuer, not later than five (5) Business Days before the Determining Date for making the last payment. If payments are due on any day that is not a Business Day, the date for payment will be postponed until the next Business Day. All payments will be made in NIS by check or bank transfer to the accredited bank accounts of those Bondholders whose names appear in the Convertible Bond Register for which such payment details were provided in writing by registered mail to the Issuer in advance. The notice providing such payment details must arrive at least ten (10) days prior to the fixed date for payment to require the compliance with such payment instructions by the Issuer. If the notice is not received by the Issuer at least ten (10) days prior to the date fixed for payment, the payment details will not be effective until the next successive payment and the payment will be made by mail to the last known address of the Bondholder. If the Issuer does not receive any notification regarding payment details from a Bondholder in a timely manner, the Issuer will make payment to the Bondholder by check that will be sent by registered mail to the Bondholder’s last known address in the Convertible Bond Register.

2.	Payments in Arrears. All payments that are made by the Issuer in excess of three (3) business days after the date fixed for payment will bear arrears interest at an annual rate of two percent (2%) above the standard rate of interest through the date of actual payment. The Issuer must notify the TASE of the exact arrears interest and the payment date , two (2) Business Days prior to payment.

3.	Delay of Payment for Reason Beyond the Issuer’s Control. Any amount payable to a Bondholder that has not been paid for a reason beyond the Issuer’s control, inasmuch as the Issuer was prepared to pay, will cease to bear interest and linkage differentials from the date the payment came due and the Bondholder will only be entitled to amounts that it was entitled to on the date determined for payment of the principal, interest or linkage differentials. In the event that the Issuer continues, for reasons beyond its control, to be unable to make the payment to the Bondholders, the Issuer must deposit in an interest bearing account in the name of the Indenture Trustee (in its capacity as a trustee under the Indenture) at Bank Leumi USA, within fifteen (15) days from the date payment became due, the amount payable that was not paid for any reason beyond the Issuer’s control and such payment will be considered a clearance of the payment. To the extent such amounts are not paid to Bondholders prior to such time, the amounts shall remain in the account in the name of the Indenture Trustee (in its capacity as a trustee under the Indenture) for one (1) year after the date of redemption of the Convertible Bonds; the Indenture Trustee will then refund such amounts to the Issuer, who will hold the amounts for the benefit of the Bondholders.

4.	Paying Agent. Initially, the Issuer will act as Paying Agent for the Convertible Bonds. The Issuer may resign and appoint a successor Paying Agent upon prompt written notice to the Trustees and the Bondholders and subject to the conditions described in the Indenture.

5.	Receipt. A receipt signed by any Bondholder will constitute proof of full clearing of a payment made by the Issuer on account of a Convertible Bond.
Voluntary Liquidation
1.	Notification of Liquidation. The Issuer must provide written notification of its decision to voluntarily liquidate the Issuer to the Bondholders and must publish such notification in two Israeli newspapers in Hebrew.

2.	Bondholder Option to Convert. In the event of a voluntary liquidation by the Issuer, the Bondholders are entitled to be considered as if they converted the Convertible Bonds prior to the voluntary liquidation if they inform the Issuer within three (3) months from the date of notification of the voluntary liquidation that they desire to be treated in such a manner. In such case, the Bondholder would share the same rights with the common stockholders and receive the consideration, if any, received by the common stockholders following the voluntary liquidation. In the event that the Bondholders take no action, the Convertible Bonds will not be converted into shares of Common Stock and the Convertible Bonds must be repaid prior to any distribution to common stockholders.

Additional Provisions
1.	Publication of Prospectus. The Issuer must proceed to the best of its ability and must take all necessary measures and pass all resolutions for the publication of a prospectus with the Israeli Securities Authority for the listing of the Convertible Bonds for trade on the TASE, which listing shall be no later than September 23, 2007, subject to all applicable law.

2.	Registration of the Convertible Bonds as Unregistered Paper. Until the listing of the Convertible Bonds on the TASE, the Issuer shall maintain the registration of the Convertible Bonds as unregistered paper at the TASE Clearing House. The TASE Clearing House shall provide clearing services for the Convertible Bonds subject to the receipt of the appropriate permits from the Israeli Securities Authority, the TASE, the TASE Clearing House, and/or from any other authority.

3.	Transfers of Convertible Bonds Prior to Listing on TASE. Until the listing of the Convertible Bonds for trade on the TASE, no Bondholder may transfer any amount of Convertible Bonds without the approval of the Issuer and without providing the Issuer with a Form W-8BEN.

4.	Purchase of Convertible Bonds by Issuer. After the listing of the Convertible Bonds for trade on the TASE, the Issuer reserves the right to purchase the Convertible Bonds through the TASE, or by other means, at a price the Issuer deems fit. In the event of such a purchase, the Issuer will issue an Immediate Report to the ISA and notify the Trustees. The Convertible Bonds purchased by the Issuer will be cancelled and delisted from trading on the TASE and will not be reissued. The Issuer’s subsidiaries may also buy or sell the Convertible Bonds on the TASE or otherwise, including by way of issue from the Issuer. The Convertible Bonds held by the subsidiary will be considered an asset of the subsidiary and will remain available for trading on the TASE.

5.	Additional Issuance. The Issuer may issue, from time to time, additional debentures, including additional Series A Convertible Bonds, without the consent of the Bondholders or the Trustees and for any price and by any means that the Issuer deems equitable, including at a discount from face value that is different than the original issue discount rate applicable to the Convertible Bonds described hereunder. If the Issuer elects to issue bonds, other than Series A Convertible Bonds, the newly issued bonds may be convertible into shares of Common Stock and have such provisions regarding redemption, interest, index linkage, liquidation rights and other conditions as the Issuer deems equitable. These provisions may be superior, inferior or equal in rights to the Convertible Bonds. The above provisions shall not be deemed to constitute any consent by the Trustees or the Bondholders to the same.

6.	Additional Issuance of Series A Convertible Bonds. If the Issuer elects to issue additional Series A Convertible Bonds, except for the amount issued and interest rate of the newly issued Convertible Bonds, any newly issued bonds will be treated in the same manner as the Convertible Bonds issued under the Indenture. If the Issuer issues additional Convertible Bonds at a discount rate that is different from the discount rate applicable to the Convertible Bonds issued under the Indenture, the Issuer must consult with the Israeli tax authorities regarding tax implications regarding the different discount rate. The Issuer must then determine a uniform discount rate, according to a weighted formula, for all issuances of the Convertible Bonds. If the Issuer receives approval from the Israeli tax authorities for the weighted discount rate, then, prior to the issuance of the additional Convertible Bonds, it must publish a report containing the weighted discount rate and withhold tax upon redemption of the Convertible Bonds according to the weighted discount rate. If the Issuer does not receive approval from the Israeli tax authorities, then the Issuer must deduct tax according to the highest discount rate for all Convertible Bonds. In this case, the Issuer must publish a report, prior to the issuance of the additional Convertible Bonds, noting the discount rate at which tax is to be withheld.

7.	Splitting of Convertible Bonds. All certificates evidencing ownership of Convertible Bonds may be split into multiple Convertible Bond certificates whose total principal amount equals the principal amount of the Convertible Bond certificate for which the request has been submitted. The registered Bondholder of the original certificate must sign a request for splitting the certificate and deliver the original certificate to the Issuer’s registered office. The certificate split will then be executed within seven (7) days from the end of the month during which the original certificate was delivered to the Issuer. The newly issued certificates will each have a principal amount denominated in NIS. All expenses related to the splitting of certificates, including levies, will be borne by the Bondholder requesting the split.

8.	Transfer of Convertible Bonds. The Convertible Bonds may only be transferred for amounts denominated in NIS. All transfers of the Convertible Bonds which are not made through the TASE, must be made through a transfer deed drafted in a manner acceptable for the transfer of shares, properly signed by the registered Bondholder or its legal representatives and signed by the receiver of the transfer or its legal representatives. The Issuer may require additional requirements regarding the methods in which the Convertible Bonds are transferred and the reason for the transfer. If a payment must be made for the transfer, the Issuer may also require proof of payment by the transferee to the transferor. All expenses related to the transfer, including levies, if any, will be borne solely by the Bondholder requesting the transfer. If only part of the principal amount of the Convertible Bonds will be transferred, the certificates evidencing ownership of the Convertible Bonds must first be split according to the provisions above. After all transfer conditions have been met, the transfer will be registered in the Convertible Bond Register.

9.	Regulation S Offering. The Issuer is issuing the Convertible Bonds in Israel and not in the United States or to any United States person. The Convertible Bonds are being issued pursuant to Regulation S of the Securities Act and are not registered under the Securities Act. The Bondholders may not offer or sell the Convertible Bonds in the United States or to any U.S. person, unless the Convertible Bonds are hereafter registered with the United States Securities and Exchange Commission or there is an exemption from such registration pursuant to the Securities Act. Each Person purchasing the Convertible Bonds has represented that he or she is not a U.S. person, has not purchased the Convertible Bonds for a U.S. person or a person located in the United States, he or she was not in the United States at the time of purchase of the Convertible Bonds and he or she did not purchase the Convertible Bonds with an intent to distribute the Convertible Bonds in the United States.

10.	Restriction on Transfer prior to Listing. Pursuant to the Securities Law and Article 5 of the Israeli Securities Regulations (Details in the Matter of Articles 15a through 15c of the Law), 2000, certain restrictions exist on the resale of the Convertible Bonds and any shares received upon conversion of the Convertible Bonds until the time of listing of the Convertible Bonds for trade on the TASE.

11.	Bondholder Information. As a condition to the Issuer’s obligation to list the Convertible Bonds for trade on the TASE, every Bondholder must convey any information regarding the Convertible Bonds held by the Bondholder which is reasonably required by the Issuer to affect the listing of the Convertible Bonds for trade on the TASE, including information reasonably required for the registration of the Convertible Bonds with the Securities and Exchange Commission.

12.	Trustees Dealings with the Issuer. Subject to certain limitations imposed by the Trust Indenture Act, the Trustees under the Indenture in their individual or any other capacity, may become the owners or pledgees of the Convertible Bonds and may otherwise deal with and collect obligations owed to them by the Issuer or its Affiliates and may otherwise deal with the Issuer or its Affiliates with the same rights they would have if they were not Trustees.

13.	No Recourse Against Others. A director, officer, employee, incorporator or stockholder, as such, of the Issuer will not have any liability for any obligations of the Issuer under the Convertible Bonds or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation, solely by reason of its status as a director, officer, employee, incorporator or stockholder of such corporation. By accepting Convertible Bond, each Bondholder waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Convertible Bonds.

14.	Authentication. This Convertible Bond shall not be valid until an authorized signatory of the Indenture Trustee, or any authenticating agent duly appointed pursuant to the Indenture, manually signs the certificate of authentication on the other side of this Convertible Bond.

15.	Governing Law. THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

16.	Additional Copies of Indenture. The Issuer will furnish to any Bondholder, upon written request and without charge, a copy of the Indenture.